Exhibit B

Date:	16 December 2024

To:	The Board of Directors
K-TECH SOLUTIONS COMPANY LIMITED (the “Company”)

Dear Sirs,

Application for the Consideration Shares

I refer to the agreement dated 16 December 2024 (the “Agreement”) and entered into among K-Tech Solutions Company Limited (the “Purchaser”) as purchaser, Kwok Yiu Fai, Kwok Yiu Keung and Kwok Yiu Wah (the “Vendors”) as vendors and the Company in relation to the sale and purchase of the entire issued share capital of K-Mark Technology Limited. Unless the context otherwise requires, expressions defined in the Agreement have the same meanings where used in this letter.

Pursuant to and in accordance with the terms of the Agreement, the Purchaser and the Vendors have completed the sale and purchase of the Sale Shares on the date hereof.

Pursuant to the terms of the Agreement, I am entitled to be allotted and issued 6,490,000 new ordinary shares of par value US$0.0001 each in the share capital of the Company (being the Consideration Shares referred to in the Agreement), credited as fully paid, to myself on the date hereof in satisfaction of the Consideration for transfer of 10,000 Sale Shares to the Vendor pursuant to the terms of the Agreement.

I hereby request the Company to allot and issue the said shares to me and to register my name and address on the register of members of the Company in accordance with the memorandum of association and articles of association of the Company. I agree to take the said shares subject to the memorandum of association and articles of association of the Company and authorise the Company to deliver the share certificate(s) of the Consideration Shares applied for to me. For the purpose of the record of the Company, I authorise you to enter my full name and address set out below in the register of members of the Company:

Name:	KWOK Yiu Fai

Address:	Flat E, 58/F., Tower 1, Sorrento, Tsimshatsui, Kowloon, Hong Kong

I designate the following e-mai1 address for service of notice of all members' meetings. Notice by electronic mail to the stated e-mail address will constitute good and sufficient notice to me and I agree to advise you of any change in these particulars:

E-mail address:	ricky@k-mark.com

/s/ KWOK Yiu Fai
Name:	KWOK Yiu Fai